                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------
                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------
                            (Amendment No. 10)

                      Ground Round Restaurants, Inc.
- --------------------------------------------------------------------------
                             (Name of Issuer)

  Common Stock, par value $.16-2/3                 460200-10-8
             per share
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                           Joseph Schollenberger
                     Great South Beach Improvement Co.
                            16 West River Road
                               P.O. Box 521
                             Rumson, NJ  07760
                              (908) 842-4886
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               May 20, 1996
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                       Continued on Following Pages
                             Page 1 of 6 Pages
                      Exhibit Index Appears on Page

 CUSIP No. 460200-10-8                   13D            Page 2 of 6


     1     NAME OF REPORTING PERSON:    GSB Holdings, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     658,800
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       658,800
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       658,800
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.9%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D            Page 3 of 6


     1     NAME OF REPORTING PERSON:    Great South Beach Improvement Co.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      New York
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     658,800
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       658,800
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       658,800
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.9%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 460200-10-8                   13D            Page 4 of 6


     1     NAME OF REPORTING PERSON:    David H. Clarke

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United States
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:
     SHARES

  BENEFICIALLY    8   SHARED VOTING POWER:     658,800
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:
    REPORTING

   PERSON WITH   10   SHARED DISPOSITIVE       658,800
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       658,800
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.9%

    14     TYPE OF REPORTING PERSON:    IN

               This Statement amends the Statement on Schedule 13D as previously amended, the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") by GSB Holdings, Inc. ("GSB"), Great South Beach Improvement Co. ("Improvement"), and David H. Clarke (collectively referred to herein as the "Beneficial Owners"), with respect to their beneficial ownership of the Common Stock, par value $.16-2/3 per share ("Common Stock") of Ground Round Restaurants, Inc., a New York corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in previous filings of the Schedule 13D.

     Item 5.   Interest in Securities of the Issuer
               ------------------------------------

               On May 21, 1996, the Beneficial Owners filed Amendment No. 9 to the Schedule 13D stating that on May 20, 1996, GSB and JUSI Holdings, Inc. ("JUSI") entered into an amendment to the Shareholder Agreement, dated August 25, 1995, between GSB and JUSI. During the period between August 29, 1995 (the date on which the Beneficial Owners filed Amendment No. 8 to the Schedule 13D) and May 21, 1996, the Beneficial Owners acquired beneficial ownership of 18,800 shares of Common Stock in addition to those shares of the Common Stock reported on Amendment No. 8 to the Schedule 13D. After giving effect to the acquisition of the 18,800 additional shares, on May 21, 1996 and on the date hereof, the Beneficial Owners were the beneficial owners of 658,800 shares of the Common Stock, representing approximately 5.9% of the outstanding shares of the Common Stock (based on 11,173,421 shares of the Common Stock reported outstanding in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996). None of the additional 18,800 shares were acquired by the Beneficial Owners during the past 60 days, and the 18,800 shares represent less than 1% of the outstanding shares of the Common Stock.

                                   SIGNATURES
                                   ----------

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  May 24, 1996



                                   GREAT SOUTH BEACH IMPROVEMENT CO.



                                   By:  /s/ Joseph Schollenberger
                                        ------------------------------
                                        Joseph Schollenberger
                                        Vice President


                                   GSB HOLDINGS, INC.



                                   By:  /s/ Joseph Schollenberger
                                        ------------------------------
                                        Joseph Schollenberger
                                        Vice President



                                                    *
                                   -----------------------------------
                                   DAVID H. CLARKE
                                   *  by Joseph Schollenberger
                                        Attorney-in-fact


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